Filed pursuant to Rule 424(b)(5)

File No. 333-236574

PROSPECTUS SUPPLEMENT

(To Prospectus dated June 1, 2020
and Prospectus Supplement dated June 4, 2020)

August 7, 2020

Oxford Lane Capital Corp.

$500,000,000
Common Stock

This prospectus supplement supplements the prospectus supplement, dated June 4, 2020 (the “First Prospectus Supplement”), and the accompanying prospectus thereto, dated June 1, 2020 (the “Base Prospectus,” together with the First Prospectus Supplement and this prospectus supplement, the “Prospectus”), which relate to the sale of shares of common stock of Oxford Lane Capital Corp. in an “at-the-market” offering pursuant to an equity distribution agreement, dated June 4, 2020, with Ladenburg Thalmann & Co. Inc. Oxford Lane Capital Corp.’s (the “Company”) investment adviser, Oxford Lane Management, LLC (the “Adviser”), has agreed to pay to Ladenburg Thalmann & Co. Inc., if necessary, a supplemental payment per share that will reflect the difference between the public offering price per share and the net proceeds per share received by the Company in this offering such that the net proceeds per share received by the Company (before expenses) are not below the Company’s then current net asset value per share.

You should carefully read the entire Prospectus before investing in our common stock. You should also review the information set forth under the “Risk Factors” section beginning on page 22 of the Base Prospectus, under the “Supplementary Risk Factors” section beginning on page 5 of this prospectus supplement, as well as in our subsequent filings with the Securities and Exchange Commission that are incorporated by reference into the Prospectus, before investing.

The terms “Oxford Lane,” the “Company,” “we,” “us” and “our” generally refer to Oxford Lane Capital Corp.

PRIOR SALES PURSUANT TO THE “AT THE MARKET” OFFERING

From June 4, 2020 to August 5, 2020, we sold a total of 3,511,265 shares of common stock pursuant to the “at-the-market” offering. The total amount of capital raised as a result of these sales of common stock was approximately $15.4 million and net proceeds were approximately $15.0 million after deducting the sales agent’s commissions and offering expenses.

JULY 2020 FINANCIAL UPDATE

On August 5, 2020, we announced the following net asset value (“NAV”) estimate as of July 31, 2020.

•	Management’s unaudited estimate of the range of our NAV per share of our common stock as of July 31, 2020 is between $3.25 and $3.35. This estimate is not a comprehensive statement of our financial condition or results for the month ended July 31, 2020. This estimate did not undergo the Company’s typical quarter-end financial closing procedures and was not approved by the Company’s board of directors. We advise you that our NAV per share for the quarter ended September 30, 2020 may differ materially from this estimate, which is given only as of July 31, 2020.

We believe that the COVID-19 pandemic represents an extraordinary circumstance that materially impacts the fair value of and prospective cash flows from the Company’s investments. As a result, the fair value of the Company’s portfolio investments may be materially impacted after July 31, 2020 by circumstances and events that are not yet known. To the extent the Company’s portfolio investments are further impacted by the effects of the COVID-19 pandemic, the Company may experience a material impact on its future net investment income, the fair value of its portfolio investments, its financial condition and the financial condition of its portfolio investments.

The preliminary financial data included in this prospectus supplement has been prepared by, and is the responsibility of, Oxford Lane Capital Corp.'s management. PricewaterhouseCoopers LLP has not audited, reviewed, compiled, or applied agreed-upon procedures with respect to the preliminary financial data. Accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto.

Pursuant to our effective registration statement, we have previously undertaken to suspend offering our shares when the net asset value per share declines more than 10% from that as of the most recent effective date of the registration statement until such time as our prospectus is amended. Having amended our prospectus through a prospectus supplement to reflect an estimate of our net asset value as of the most recent month end, we may continue offering our shares.

FIRST Quarter 2021 HIGHLIGHTS AND Financial Results

•	On July 30, 2020, our Board of Directors declared the following distributions on our common stock:

Month Ending	Record Date	Payment Date	Amount Per Share
October 31, 2020	October 16, 2020	October 30, 2020	$0.0675
November 30, 2020	November 13, 2020	November 30, 2020	$0.0675
December 31, 2020	December 16, 2020	December 31, 2020	$0.0675

•	During the quarter ended June 30, 2020, the U.S. loan market strengthened versus the quarter ended March 31, 2020. U.S. loan prices, as defined by the S&P / LSTA Leveraged Loan Index, increased from 82.9% of par value as of March 31, 2020 to a quarterly high of 91.2% of par value on June 10, 2020, before declining to 89.9% of par value on June 30, 2020. We believe that the COVID-19 pandemic represents an extraordinary circumstance that materially impacts the fair value of the Company’s investments. As a result, the fair value of the Company’s portfolio investments and the prospects for the Company’s distributions may be impacted after June 30, 2020 by circumstances and events that are not yet known.

•	Net asset value (“NAV”) per share as of June 30, 2020 stood at $3.23, compared with a NAV per share on March 31, 2020 of $3.58.

•	Net investment income (“NII”), calculated in accordance with generally accepted accounting principles (“GAAP”), was approximately $17.6 million, or $0.23 per share, for the quarter ended June 30, 2020.

•	Our core net investment income (“Core NII”) was approximately $17.7 million, or $0.23 per share, for the quarter ended June 30, 2020.

•	Core NII represents NII adjusted for additional applicable cash distributions received, or entitled to be received (if any, in either case), on our collateralized loan obligation (“CLO”) equity investments. See additional information under “Supplemental Information Regarding Core Net Investment Income” below.

•	We emphasize that our taxable income may materially differ from our GAAP NII and/or our Core NII, and that neither GAAP NII nor Core NII should be relied upon as indicators of our taxable income.

•	Total investment income for the first fiscal quarter amounted to approximately $29.7 million, which represented a decrease of approximately $4.2 million from the quarter ended March 31, 2020.

•	For the quarter ended June 30, 2020 we recorded investment income from our portfolio as follows:

•	$27.7 million from our CLO equity investments, and

•	$2.0 million from our CLO debt investments and other income.

•	As of June 30, 2020, the following metrics applied (note that none of these metrics represented a total return to shareholders):

•	The weighted average yield of our CLO debt investments at current cost was 11.7%, compared with 11.6% as of March 31, 2020.

•	The weighted average effective yield of our CLO equity investments at current cost was 13.4%, compared with 15.5% as of March 31, 2020.

•	The weighted average cash distribution yield of our CLO equity investments at current cost was 14.0%, compared with 20.0% as of March 31, 2020.

•	For the quarter ended June 30, 2020 we recorded a net increase in net assets resulting from operations of approximately $1.9 million, or $0.02 per share, comprised of:

•	Net investment income of approximately $17.6 million;

•	Net realized losses of approximately $27.3 million; and

•	Net unrealized appreciation of approximately $11.6 million.

•	During the quarter ended June 30, 2020 we made additional CLO investments of approximately $21.4 million, and received approximately $49.7 million from sales and repayments of our CLO investments.

•	We note that as of June 30, 2020, we held no investments in warehouse facilities.

•	For the quarter ended June 30, 2020, we issued a total of approximately 7.2 million shares of common stock pursuant to an “at-the-market” offering. After deducting the sales agent’s commissions and offering expenses, this resulted in net proceeds of approximately $26.7 million. As of June 30, 2020, we had approximately 83.4 million shares of common stock outstanding.

•	On May 21, 2020, we announced that the Company’s Board of Directors authorized a program for the purpose of repurchasing up to $40 million worth of the outstanding shares of the Company's 7.50% Series 2023 Term Preferred Stock, 6.75% Series 2024 Term Preferred Stock and 6.25% Series 2027 Term Preferred Stock. For the quarter ended June 30, 2020, we repurchased:

o	approximately 135,000 shares of 7.50% Series 2023 Term Preferred Stock for a total of approximately $3.2 million;

o	approximately 4,000 shares of 6.75% Series 2024 Term Preferred Stock for a total of approximately $0.1 million; and

o	approximately 139,000 shares of 6.25% Series 2027 Term Preferred Stock, for a total of approximately $3.1 million.

On July 30, 2020, our Board of Directors declared the required monthly dividends on our Series 2023 Term Preferred Shares, Series 2024 Term Preferred Shares and Series 2027 Term Preferred Shares (each, a “Share”) as follows:

Preferred Shares Type	Per Share Dividend Amount Declared	Record Dates	Payment Dates
Series 2023	$0.15625000	September 16, October 16, November 13	September 30, October 30, November 30
Series 2024	$0.14062500	September 16, October 16, November 13	September 30, October 30, November 30
Series 2027	$0.13020833	September 16, October 16, November 13	September 30, October 30, November 30

In accordance with their terms, each of the Series 2023 Term Preferred Shares, Series 2024 Term Preferred Shares and Series 2027 Term Preferred Shares will pay a monthly dividend at a fixed rate of 7.50%, 6.75% and 6.25%, respectively, of the $25.00 per share liquidation preference, or $1.875, $1.6875 and $1.5625 per share per year, respectively. This fixed annual dividend rate is subject to adjustment under certain circumstances, but will not, in any case, be lower than 7.50%, 6.75% and 6.25% per year, respectively, for each of the Series 2023 Term Preferred Shares, Series 2024 Term Preferred Shares and Series 2027 Term Preferred Shares.

Supplemental Information Regarding Core Net Investment Income

We provide information relating to Core NII (a non-GAAP measure) on a supplemental basis. This measure is not provided as a substitute for GAAP NII, but in addition to it. Our non-GAAP measures may differ from similar measures by other companies, even in the event of similar terms being utilized to identify such measures. Core NII represents GAAP NII adjusted for additional applicable cash distributions received, or entitled to be received (if any, in either case), on our CLO equity investments. OXLC’s management uses this information in its internal analysis of results and believes that this information may be informative in gauging the quality of OXLC’s financial performance, identifying trends in its results and providing meaningful period-to-period comparisons.

Income from investments in the “equity” class securities of CLO vehicles, for GAAP purposes, is recorded using the effective interest method; this is based on an effective yield to the expected redemption utilizing estimated cash flows, at current cost, including those CLO equity investments that have not made their inaugural distribution for the relevant period end. The result is an effective yield for the investment in which the difference between the actual cash received, or distributions entitled to be received, and the effective yield calculation is adjusted to the cost. Accordingly, investment income recognized on CLO equity securities in the GAAP statement of operations differs from the cash distributions actually received by the Company during the period (referred to below as “CLO equity adjustments”).

Furthermore, in order for the Company to continue qualifying as a regulated investment company (“RIC”) for tax purposes, we are required, among other things, to distribute at least 90% of our investment company taxable income annually. Therefore, Core NII may provide a better indication of our estimated taxable income for a reporting period than GAAP NII; we can offer no assurance that will be the case, however, as the ultimate tax character of our earnings cannot be determined until after tax returns are prepared at the close of a fiscal year. We note that this non-GAAP measure may not serve as a useful indicator of taxable earnings, particularly during periods of market disruption and volatility, and, as such, our taxable income may differ materially from our Core NII.

The following table provides a reconciliation of GAAP NII to Core NII for the three months ended June 30, 2020:

	Three Months Ended
	June 30, 2020
		Per Share
	Amount	Amount
GAAP Net investment income	$17,630,266	$0.23
CLO equity adjustments	$83,678	0.00
Core Net investment income	$17,713,944	$0.23

Supplementary Risk Factors

Investing in our common stock involves a number of significant risks. Before you invest in our common stock, you should be aware of various risks, including those described below and those set forth in the Base Prospectus. You should carefully consider these risk factors, together with all of the other information included in the Prospectus, before you decide whether to make an investment in our common stock. The risks set out below are not the only risks we face. Additional risks and uncertainties not presently known to us or not presently deemed material by us may also impair our operations and performance. If any of the following events occur, our business, financial condition, results of operations and cash flows could be materially and adversely affected. In such case, our net asset value and the trading price of our common stock could decline, and you may lose all or part of your investment. The risk factors described below, together with those set forth in the Base Prospectus thereto, are the principal risk factors associated with an investment in us as well as those factors generally associated with an investment company with investment objectives, investment policies, capital structure or trading markets similar to ours.

We are currently operating in a period of capital markets disruption and economic uncertainty.

The U.S. capital markets have experienced extreme volatility and disruption following the global outbreak of COVID-19 that began in December 2019. The global impact of the outbreak is rapidly evolving, and many countries have reacted by instituting quarantines, prohibitions on travel and the closure of offices, businesses, schools, retail stores and other public venues. Businesses are also implementing similar precautionary measures. Such measures, as well as the general uncertainty surrounding the dangers and impact of COVID-19, have created significant disruption in supply chains and economic activity. The impact of COVID- 19 has led to significant volatility and declines in the global public equity markets and it is uncertain how long this volatility will continue. As COVID-19 continues to spread, the potential impacts, including a global, regional or other economic recession, are increasingly uncertain and difficult to assess. Some economists and major investment banks have expressed concern that the continued spread of the virus globally could lead to a world-wide economic downturn. Disruptions in the capital markets have increased the spread between the yields realized on risk-free and higher risk securities, resulting in illiquidity in parts of the capital markets. These and future market disruptions and/or illiquidity would be expected to have an adverse effect on our business, financial condition, results of operations and cash flows. Unfavorable economic conditions also would be expected to increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. These events have limited and could continue to limit our investment originations, limit our ability to grow and have a material negative impact on our operating results and the fair values of our collateralized loan obligation (“CLO”) debt and CLO equity investments.

Additionally, the recent disruption in economic activity caused by the COVID-19 pandemic has had, and may continue to have, a negative effect on the potential for liquidity events involving our investments. The illiquidity of our investments may make it difficult for us to sell such investments to access capital if required, and as a result, we could realize significantly less than the value at which we have recorded our investments if we were required to sell them for liquidity purposes. An inability to raise or access capital, and any required sale of all or a portion of our investments as a result, could have a material adverse effect on our business, financial condition or results of operations.

Any public health emergency, including the COVID-19 pandemic or any outbreak of other existing or new epidemic diseases, or the threat thereof, and the resulting financial and economic market uncertainty could have a significant adverse impact on the fair value of our investments.

Any public health emergency, including the COVID-19 pandemic, may cause the valuation of our investments to differ materially from the values that we may ultimately realize. Our valuations are inherently uncertain, may fluctuate over short periods of time and are often based on estimates, comparisons and qualitative evaluations of private information that may not show the complete impact of the COVID-19 pandemic and the resulting measures taken in response thereto. Any public health emergency, including the COVID-19 pandemic or any outbreak of other existing or new epidemic diseases, or the threat thereof, and the resulting financial and economic market uncertainty could have a significant adverse impact on us and the fair value of our investments.

The current period of capital markets disruption and economic uncertainty may make it difficult to extend the maturity of, or refinance, our existing indebtedness or obtain new indebtedness and any failure to do so could have a material adverse effect on our business, financial condition or results of operations.

Current market conditions may make it difficult to extend the maturity of or refinance our existing indebtedness or obtain new indebtedness with similar terms and any failure to do so could have a material adverse effect on our business. The debt capital that will be available to us in the future, if at all, may be at a higher cost and on less favorable terms and conditions than what we currently experience, including being at a higher cost in rising rate environments. If we are unable to raise or refinance debt, then our equity investors may not benefit from the potential for increased returns on equity resulting from leverage and we may be limited in our ability to make new investments. An inability to extend the maturity of, or refinance, our existing indebtedness or obtain new indebtedness could have a material adverse effect on our business, financial condition or results of operations.

Political, social and economic uncertainty, including uncertainty related to the COVID-19 pandemic, creates and exacerbates risks.

Although it is impossible to predict the precise nature and consequences of public health emergencies such as the outbreak of COVID-19, or of any political or policy decisions and regulatory changes occasioned by emerging events or uncertainty on applicable laws or regulations that impact us and our investments, it is clear that these types of events are impacting and will, for at least some time, continue to impact us and our investments and, in many instances, the impact will be adverse and profound. The effects of a public health emergency may materially and adversely impact (i) the value and performance of us and our investments, (ii) our ability to repay debt obligations, on a timely basis or at all, or (iii) our ability to source, manage and divest investments and achieve our investment objectives, all of which could result in significant losses to us. We will also be negatively affected if the operations and effectiveness of Oxford Lane Management, LLC (or of any of our key personnel or service providers) is compromised or if necessary or beneficial systems and processes are disrupted.

If the economy is unable to substantially reopen, and high levels of unemployment continue for an extended period of time, loan delinquencies, loan non-accruals, problem assets, and bankruptcies may increase, all of which may adversely impact the CLO vehicles in which we are invested.

If the current period of capital market disruption and instability continues for an extended period of time, there is a risk that investors in our equity securities may not receive distributions consistent with historical levels or at all or that our distributions may not grow over time and a portion of our distributions may be a return of capital.

We cannot assure you that we will achieve investment results that will allow us to make a specified level of cash distributions. Our ability to pay distributions might be adversely affected by the impact of one or more of the risk factors described in the Prospectus, including the COVID-19 pandemic described above. For example, if the temporary closure of many corporate offices, retail stores, and manufacturing facilities and factories in the jurisdictions, including the United States, affected by the COVID-19 pandemic were to continue for an extended period of time it could result in reduced cash flows to us from our existing investments, which could reduce cash available for distribution to our stockholders. If we are unable to satisfy the asset coverage test applicable to us under the 1940 Act or if we violate certain covenants under our preferred stock articles supplementary or future credit facilities or other leverage, we may be limited in our ability to make distributions. If we declare a distribution and if more stockholders opt to receive cash distributions rather than participate in our dividend reinvestment plan, we may be forced to sell some of our investments in order to make cash distribution payments. To the extent we make distributions to stockholders that include a return of capital, such portion of the distribution essentially constitutes a return of the stockholder’s investment. Although such return of capital may not be taxable, such distributions would generally decrease a stockholder’s basis in our common stock and may therefore increase such stockholder’s tax liability for capital gains upon the future sale of such stock. A return of capital distribution may cause a stockholder to recognize a capital gain from the sale of our common stock even if the stockholder sells its shares for less than the original purchase price.

Uncertainty relating to the LIBOR calculation process may adversely affect the value of our portfolio of the LIBOR-indexed, floating-rate CLO investments.

LIBOR, the London Interbank Offered Rate, is the basic rate of interest used in lending transactions between banks on the London interbank market and is widely used as a reference for setting the interest rate on loans globally. The CLO vehicles in which we invest typically use LIBOR as a reference rate. The terms of our CLO investments may include minimum interest rate floors which are calculated based on LIBOR.

Concerns have been publicized that some of the member banks surveyed by the British Bankers’ Association, or “BBA,” in connection with the calculation of LIBOR across a range of maturities and currencies may have been under-reporting or otherwise manipulating the inter-bank lending rate applicable to them in order to profit on their derivatives positions or to avoid an appearance of capital insufficiency or adverse reputational or other consequences that may have resulted from reporting inter-bank lending rates higher than those they actually submitted. A number of BBA member banks have entered into settlements with their regulators and law enforcement agencies with respect to alleged manipulation of LIBOR, and investigations by regulators and governmental authorities in various jurisdictions are ongoing.

On July 27, 2017, the United Kingdom’s Financial Conduct Authority, which regulates LIBOR, announced that it intends to phase out LIBOR by the end of 2021. It is unclear if at that time whether or not LIBOR will cease to exist or if new methods of calculating LIBOR will be established such that it continues to exist after 2021.

Additionally, the staff of the SEC’s Division of Corporate Finance, Division of Investment Management, Division of Trading and Markets, and Office of the Chief Accountant issued a statement about the potentially significant effects on financial markets and market participants when LIBOR is discontinued in 2021 and no longer available as a reference benchmark rate. The Staff encouraged all market participants to identify contracts that reference LIBOR and begin transitions to alternative rates. On December 30, 2019, the SEC’s Chairman, Division of Corporate Finance and Office of the Chief Accountant issued a statement to encourage audit committees in particular to understand management’s plans to identify and address the risks associated with the elimination of LIBOR, and, specifically, the impact on accounting and financial reporting and any related issues associated with financial products and contracts that reference LIBOR, as the risks associated with the discontinuation of LIBOR and transition to an alternative reference rate will be exacerbated if the work is not completed in a timely manner.

The elimination of LIBOR or any other changes or reforms to the determination or supervision of LIBOR could have an adverse impact on the market for or value of any LIBOR-linked securities, loans, and other financial obligations or extensions of credit held by or due to us, or on our overall financial condition or results of operations. If LIBOR ceases to exist, we may need to renegotiate any of our CLO investments that mature after 2021 and that utilize LIBOR as a factor in determining the interest rate to replace LIBOR with the new standard that is established. In addition, the cessation of LIBOR could:

•	Adversely impact the pricing, liquidity, value of, return on and trading for a broad array of financial products, including any LIBOR-linked securities, loans and derivatives that are included in our assets and liabilities;

•	Require extensive changes to documentation that governs or references LIBOR or LIBOR-based products, including, for example, pursuant to time-consuming renegotiations of existing documentation to modify the terms of outstanding investments;

•	Result in inquiries or other actions from regulators in respect of our preparation and readiness for the replacement of LIBOR with one or more alternative reference rates;

•	Result in disputes, litigation or other actions with portfolio companies, or other counterparties, regarding the interpretation and enforceability of provisions in our LIBOR-based investments, such as fallback language or other related provisions, including, in the case of fallbacks to the alternative reference rates, any economic, legal, operational or other impact resulting from the fundamental differences between LIBOR and the various alternative reference rates;

•	Require the transition and/or development of appropriate systems and analytics to effectively transition our risk management processes from LIBOR-based products to those based on one or more alternative reference rates, which may prove challenging given the limited history of the proposed alternative reference rates; and

•	Cause us to incur additional costs in relation to any of the above factors.

There is no guarantee that a transition from LIBOR to an alternative will not result in financial market disruptions, significant increases in benchmark rates, or borrowing costs to borrowers, any of which could have a material adverse effect on our business, result of operations, and financial condition.

To identify a successor rate for U.S. dollar LIBOR, the Alternative Reference Rates Committee (“ARRC”), a U.S.-based group convened by the Federal Reserve Board and the Federal Reserve Bank of New York, was formed. The ARRC has identified the Secured Overnight Financing Rate (“SOFR”) as its preferred alternative rate for LIBOR. SOFR is a measure of the cost of borrowing cash overnight, collateralized by U.S. Treasury securities, and is based on directly observable U.S. Treasury-backed repurchase transactions. The Federal Reserve Bank of New York began publishing SOFR in April 2018. Whether or not SOFR attains market traction as a LIBOR replacement remains a question and the future of LIBOR at this time is uncertain, including whether the COVID-19 pandemic will have further effect on LIBOR transition plans. In addition, on March 25, 2020, the U.K. Financial Conduct Authority reaffirmed the central assumption that firms cannot rely on LIBOR being published after the end of 2021. However, the outbreak of COVID-19 may adversely impact the timing of many firms’ transition planning, and we continue to assess the potential impact of the COVID-19 outbreak on our transition plans. Although SOFR appears to be the preferred replacement rate for U.S. dollar LIBOR, at this time, it is not possible to predict the effect of any such changes, any establishment of alternative reference rates, whether the COVID-19 outbreak will have further effect on LIBOR transition timelines or plans, or other reforms to LIBOR that may be enacted in the United States, United Kingdom or elsewhere.

Recently, the CLOs we have invested in have included, or have been amended to include, language permitting the CLO investment manager to implement a market replacement rate (like SOFR or others proposed by the Alternative Reference Rates Committee of the Federal Reserve Board and the Federal Reserve Bank of New York) upon the occurrence of certain material disruption events. However, we cannot ensure that all CLOs in which we are invested will have such provisions, nor can we ensure the CLO investment managers will undertake the suggested amendments when able. We believe that because CLO managers and other CLO and corporate loan market participants have been preparing for an eventual transition away from LIBOR, we do not anticipate such a transition to have a material impact on the liquidity or value of any of our LIBOR-referenced CLO investments. However, because the future of LIBOR at this time is uncertain, the specific effects of a transition away from LIBOR cannot be determined as of the date of this prospectus supplement.

Adverse developments in the credit markets may impair our ability to secure debt financing.

In past economic downturns, such as the financial crisis in the United States that began in mid-2007 and during other times of extreme market volatility, many commercial banks and other financial institutions stopped lending or significantly curtailed their lending activity. In addition, in an effort to stem losses and reduce their exposure to segments of the economy deemed to be high risk, some financial institutions limited routine refinancing and loan modification transactions and even reviewed the terms of existing facilities to identify bases for accelerating the maturity of existing lending facilities. If these conditions recur, for example as a result of the COVID-19 pandemic, it may be difficult for us to obtain desired financing to finance the growth of our investments on acceptable economic terms, or at all.

So far, the COVID-19 pandemic has resulted in, and until fully resolved is likely to continue to result in, among other things, increased draws by borrowers on revolving lines of credit and increased requests by borrowers for amendments, modifications and waivers of their credit agreements to avoid default or change payment terms, increased defaults by such borrowers and/or increased difficulty in obtaining refinancing at the maturity dates of their loans. In addition, the duration and effectiveness of responsive measures implemented by governments and central banks cannot be predicted. The commencement, continuation, or cessation of government and central bank policies and economic stimulus programs, including changes in monetary policy involving interest rate adjustments or governmental policies, may contribute to the development of or result in an increase in market volatility, illiquidity and other adverse effects that could negatively impact the credit markets and Oxford Lane.

If we are unable to consummate credit facilities on commercially reasonable terms, our liquidity may be reduced significantly. If we are unable to repay amounts outstanding under any facility we may enter into and are declared in default or are unable to renew or refinance any such facility, it would limit our ability to initiate significant originations or to operate our business in the normal course. These situations may arise due to circumstances that we may be unable to control, such as inaccessibility of the credit markets, a severe decline in the value of the U.S. dollar, a further economic downturn or an operational problem that affects third parties or us, and could materially damage our business. Moreover, we are unable to predict when economic and market conditions may become more favorable. Even if such conditions improve broadly and significantly over the long term, adverse conditions in particular sectors of the financial markets could adversely impact our business.

OXFORD LANE CAPITAL CORP.

SCHEDULE OF INVESTMENTS

JUNE 30, 2020

(Unaudited)

COMPANY/INVESTMENT(1)(13)(14)	ACQUISITION DATE	PRINCIPAL AMOUNT	COST	FAIR VALUE(2)	% of Net Assets
Collateralized Loan Obligation - Debt Investments
Structured Finance - Debt Investments(3)(6)
Allegro CLO II-S, Ltd.
CLO secured notes - Class E, 8.93% (LIBOR + 7.82%, due October 21, 2028)	06/24/2020	$2,000,000	$1,246,242	$1,192,200

BlueMountain CLO 2018-1 Ltd.
CLO secured notes - Class F(11), 9.98% (LIBOR + 8.21%, due July 30, 2030)	11/18/2019, 06/18/2020	8,714,421	5,846,534	5,449,127

Cathedral Lake II, Ltd.
CLO secured notes - Class E1R(11), 9.08% (LIBOR + 7.25%, due July 16, 2029)	11/19/2019	4,500,000	3,788,665	3,285,000

CIFC Funding 2014, Ltd.
CLO secured notes - Class FR2, 9.73% (LIBOR + 7.90%, due January 18, 2031)	11/18/2019	4,000,000	3,026,591	2,494,000

Elevation CLO 2020-11, Ltd.
CLO secured notes - Class E, 8.89% (LIBOR + 7.52%, due April 15, 2033)	02/21/2020	6,181,818	5,818,150	5,440,000

Longfellow Place CLO, Ltd.
CLO secured notes - Class FRR, 10.33% (LIBOR + 8.50%, due April 15, 2029)	03/26/2019	795,239	661,900	160,479

Mountain Hawk II CLO, Ltd.
CLO secured notes - Class E, 6.62% (LIBOR + 4.80%, due July 22, 2024)	03/08/2017, 08/20/2018, 12/19/2019	9,000,000	7,969,945	3,678,300

OFSI Fund VII, Ltd.
CLO secured notes - Class F, 7.47% (LIBOR + 5.65%, due October 18, 2026)	01/31/2020	1,400,000	1,339,493	910,000

OZLM VII, Ltd.
CLO secured notes - Class DR, 7.24% (LIBOR + 6.11%, due July 17, 2029)	06/18/2020	1,785,151	1,153,144	1,106,793

OZLM VIII, Ltd.
CLO secured notes - Class DRR, 7.21% (LIBOR + 6.08%, due October 17, 2029)	06/10/2020	1,000,000	796,141	741,700
CLO secured notes - Class ERR, 9.30% (LIBOR + 8.17%, due October 17, 2029)	06/11/2020	1,435,411	840,724	857,514

OZLM XIII, Ltd.
CLO secured notes - Class D, 7.22% (LIBOR + 5.45%, due July 30, 2027)	04/15/2019, 06/12/2019	9,500,000	8,891,353	6,578,750
CLO secured notes - Class E, 8.27% (LIBOR + 6.50%, due July 30, 2027)	09/26/2019	2,041,807	1,557,521	1,062,556

OZLM XXII, Ltd.
CLO secured notes - Class E, 9.23% (LIBOR + 7.39%, due January 17, 2031)	01/31/2018	2,670,000	2,593,606	1,404,954

Saranac CLO VIII Ltd.
CLO secured notes - Class E, 9.75% (LIBOR + 8.12%, due February 20, 2033)	02/05/2020	4,000,000	3,727,381	3,052,400

Shackleton 2017-X CLO, Ltd.
CLO secured notes - Class E, 8.04% (LIBOR + 6.22%, due April 20, 2029)	11/07/2019, 01/17/2020	6,000,000	5,233,844	4,113,600

Venture XV, Ltd.
CLO secured notes - Class ER2(11), 9.02% (LIBOR + 7.19%, due July 15, 2032)	07/03/2019	2,250,000	2,083,342	1,281,150
Total Structured Finance - Debt Investments			$56,574,576	$42,808,523	15.88%
Total Collateralized Loan Obligation - Debt Investments			$56,574,576	$42,808,523	15.88%

(Continued on next page)

OXFORD LANE CAPITAL CORP.

SCHEDULE OF INVESTMENTS

JUNE 30, 2020

(Unaudited)

COMPANY/INVESTMENT(1)(13)(14)	ACQUISITION DATE	PRINCIPAL AMOUNT	COST	FAIR VALUE(2)	% of Net Assets
Collateralized Loan Obligation - Equity Investments
Structured Finance - Equity Investments
Allegro CLO II-S, Ltd.
CLO subordinated notes(5)(7), (Estimated yield 28.30%, maturity October 21, 2028)	02/06/2020	$20,800,000	$9,122,248	$5,616,000

ALM XVII, Ltd.
CLO subordinated notes(5)(7), (Estimated yield 16.15%, maturity January 15, 2028)	03/04/2019	6,500,000	3,741,062	1,885,000

AMMC CLO XI, Ltd.
CLO subordinated notes(5)(7)(11), (Estimated yield 11.82%, maturity April 30, 2031)	05/15/2018	2,100,000	1,270,692	693,000

AMMC CLO XII, Ltd.
CLO subordinated notes(5)(7)(11), (Estimated yield 7.36%, maturity November 10, 2030)	05/14/2018, 03/13/2013, 03/09/2017	11,428,571	6,044,236	3,314,286

Anchorage Capital CLO 4-R, Ltd.
CLO subordinated notes(5)(7)(11), (Estimated yield 12.20%, maturity January 28, 2031)	05/20/2019	6,000,000	4,807,403	3,606,600

Anchorage Capital CLO 5-R, Ltd.
CLO subordinated notes(5)(7), (Estimated yield 21.21%, maturity January 15, 2030)	07/16/2019	20,000,000	16,668,054	10,895,533

Anchorage Capital CLO 7, Ltd.
CLO subordinated notes(5)(7), (Estimated yield 30.58%, maturity January 28, 2031)	06/02/2020, 06/03/2020	7,750,000	3,611,573	3,720,000

Anchorage Capital CLO 8, Ltd.
CLO subordinated notes(5)(7)(11), (Estimated yield 14.69%, maturity July 28, 2028)	03/18/2019	6,000,000	4,713,642	3,161,400

Apex Credit CLO 2015-II, Ltd. (fka: JFIN CLO 2015-II Ltd.)
CLO subordinated notes(5)(7), (Estimated yield 0.00%, maturity October 17, 2026)	11/22/2016, 06/14/2017	5,750,000	4,452,403	287,500

Apex Credit CLO 2018 Ltd.
CLO subordinated notes(5)(7), (Estimated yield 10.22%, maturity April 25, 2031)	03/14/2018, 06/05/2018	9,750,000	7,426,362	3,696,621

Apex Credit CLO 2019 Ltd.
CLO subordinated notes(5)(7), (Estimated yield 16.97%, maturity April 18, 2032)	05/13/2019	16,000,000	12,568,714	8,104,498

Arch Street CLO, Ltd.
CLO subordinated notes(5)(7)(11), (Estimated yield 0.00%, maturity October 20, 2028)	03/20/2019, 01/29/2020	5,250,000	2,773,087	262,500

Ares XXVII CLO, Ltd.
CLO subordinated notes(5)(7), (Estimated yield 14.80%, maturity July 28, 2029)	03/06/2019	17,000,000	8,377,817	3,903,068

Ares XXXVII CLO Ltd.
CLO subordinated notes(5)(7), (Estimated yield 24.54%, maturity October 15, 2030)	02/12/2019, 11/08/2019	25,000,000	17,395,646	11,927,103

Ares XL CLO Ltd.
CLO subordinated notes(5)(7), (Estimated yield 18.40%, maturity January 15, 2029)	11/30/2017, 03/22/2019, 12/20/2019, 03/05/2020	37,433,000	21,012,457	12,054,190

Atrium XV
CLO subordinated notes(5)(7)(11), (Estimated yield 16.93%, maturity January 23, 2031)	09/17/2019	21,000,000	14,848,716	12,180,000

Battalion CLO VI Ltd.
CLO subordinated notes(5)(7)(10), (Estimated yield 0.00%, maturity October 17, 2026)	01/24/2018	5,000,000	400,486	55,000

Battalion CLO VII Ltd.
CLO subordinated notes(5)(7), (Estimated yield 15.59%, maturity July 17, 2028)	07/03/2018, 10/22/2014	26,900,000	15,418,970	6,456,000

Benefit Street Partners CLO V Ltd.
CLO preference shares (5)(7)(10), (Estimated yield 0.00%, maturity October 20, 2026)	07/27/2015, 03/22/2017, 07/27/2017	11,500,000	664,781	172,500

BlueMountain Fuji US CLO II Ltd.
CLO subordinated notes(5)(7), (Estimated yield 21.29%, maturity October 20, 2030)	02/13/2020	5,000,000	3,264,465	2,350,000

BlueMountain CLO 2018-1 Ltd.
CLO subordinated notes(5)(7), (Estimated yield 26.30%, maturity July 30, 2030)	01/14/2020, 03/06/2020	13,000,000	6,599,324	3,510,000

BlueMountain CLO 2018-2 Ltd.
CLO subordinated notes(5)(7)(11), (Estimated yield 28.44%, maturity August 15, 2031)	02/21/2020	6,675,000	3,246,698	2,136,000

BlueMountain CLO 2018-3 Ltd.
CLO subordinated notes(5)(7), (Estimated yield 49.16%, maturity October 25, 2030)	06/11/2020	10,000,000	3,861,285	3,800,000

B&M CLO 2014-1 LTD
CLO subordinated notes(5)(7), (Estimated yield 55.85%, maturity April 16, 2026)	10/30/2014, 11/01/2019	22,000,000	1,872,796	660,000

Bristol Park CLO, Ltd.
CLO income notes(5)(7), (Estimated yield 9.49%, maturity April 15, 2029)	08/15/2018, 05/17/2017, 05/18/2017	10,000,000	7,225,218	4,700,000

Carlyle Global Market Strategies CLO 2013-2, Ltd.
CLO subordinated notes(5)(7)(11), (Estimated yield 17.90%, maturity January 18, 2029)	03/19/2013, 08/30/2017, 05/17/2019	16,098,067	9,616,122	4,610,929

Carlyle Global Market Strategies CLO 2014-5, Ltd.
CLO subordinated notes(5)(7), (Estimated yield 14.96%, maturity July 15, 2031)	03/27/2019, 01/08/2020	7,134,333	3,732,295	1,712,240

(Continued on next page)

OXFORD LANE CAPITAL CORP.

SCHEDULE OF INVESTMENTS

JUNE 30, 2020

(Unaudited)

COMPANY/INVESTMENT(1)(13)(14)	ACQUISITION DATE	PRINCIPAL AMOUNT	COST	FAIR VALUE(2)	% of Net Assets
Collateralized Loan Obligation - Equity Investments - (continued)
Structured Finance - Equity Investments (continued)

Cathedral Lake CLO 2013, Ltd.
CLO subordinated notes(5)(7)(11), (Estimated yield 2.84%, maturity October 15, 2029)	05/31/2018, 01/15/2019	$6,350,000	$2,715,093	$1,143,000

Cathedral Lake II, Ltd.
CLO subordinated notes(5)(7)(11), (Estimated yield 18.50%, maturity July 16, 2029)	05/31/2018, 10/25/2018, 03/28/2019, 06/19/2019, 12/19/2019	14,862,200	8,857,142	2,229,330

CIFC Funding 2013-III-R, Ltd.
CLO subordinated notes(5)(7), (Estimated yield 9.20%, maturity April 24, 2031)	03/19/2019, 03/19/2019	4,900,000	2,452,283	1,470,000

CIFC Funding 2014, Ltd.
CLO income notes(5)(7), (Estimated yield 7.82%, maturity January 18, 2031)	02/01/2018, 02/01/2018	6,000,000	3,616,388	1,980,000

CIFC Funding 2014-III, Ltd.
CLO income notes(5)(7)(11), (Estimated yield 9.52%, maturity October 22, 2031)	03/06/2018, 10/27/2016, 02/07/2019, 05/15/2019	18,225,000	10,098,385	5,832,000

East West Investment Management CLO 2019-1, Ltd.
CLO subordinated notes(5)(7)(9), (Estimated yield 20.50%, maturity January 20, 2033)	11/20/2019	13,970,000	13,472,560	12,293,600

Elevation CLO 2015-4, Ltd.
CLO subordinated notes(5)(7), (Estimated yield 15.15%, maturity April 18, 2027)	09/05/2019	19,350,000	7,119,593	1,935,000

Elevation CLO 2020-11, Ltd.
CLO subordinated notes(4)(5)(7)(9)(11), (Estimated yield 22.37%, maturity April 15, 2033)	02/21/2020	24,000,000	21,138,077	19,200,000

Ellington CLO II, Ltd.
CLO subordinated notes(5)(7), (Estimated yield 0.00%, maturity February 15, 2029)	08/16/2018, 05/02/2019	6,000,000	4,557,379	600

Figueroa CLO 2013-2, Ltd.
CLO subordinated notes(5)(7)(10)(11), (Estimated yield 0.00%, maturity June 20, 2027)	08/01/2018	8,500,000	475,630	17,000

Halcyon Loan Advisors Funding 2015-1 Ltd.
CLO subordinated notes(5)(7), (Estimated yield 0.00%, maturity April 20, 2027)	06/15/2017, 06/12/2018	7,000,000	2,221,303	700

Halcyon Loan Advisors Funding 2018-1 Ltd.
CLO subordinated notes(5)(7)(11), (Estimated yield 11.08%, maturity July 20, 2031)	05/11/2018	7,750,000	6,636,824	3,797,500

Hayfin Kingsland IX, Ltd.
CLO subordinated notes(5)(7)(11), (Estimated yield 24.17%, maturity April 28, 2031)	09/17/2019	22,877,075	13,017,549	10,065,913

Highbridge Loan Management 3-2014, Ltd.
CLO subordinated notes(5)(7), (Estimated yield 45.68%, maturity July 18, 2029)	06/19/2020	3,000,000	873,931	861,000

HPS Loan Management 10-2016, Ltd.
CLO subordinated notes(5)(7), (Estimated yield 0.00%, maturity January 20, 2028)	05/20/2019	10,000,000	5,934,474	3,200,000

ICG US CLO 2016-1, Ltd.
CLO subordinated notes(5)(7), (Estimated yield 10.02%, maturity July 29, 2028)	02/01/2018	4,750,000	4,083,769	1,437,540

Ivy Hill Middle Market Credit VII, Ltd.
CLO subordinated notes(5)(7)(11), (Estimated yield 12.99%, maturity October 20, 2029)	10/03/2013	5,400,000	4,226,569	2,014,103

(Continued on next page)

OXFORD LANE CAPITAL CORP.

SCHEDULE OF INVESTMENTS

JUNE 30, 2020

(Unaudited)

COMPANY/INVESTMENT(1)(13)(14)	ACQUISITION DATE	PRINCIPAL AMOUNT	COST	FAIR VALUE(2)	% of Net Assets
Collateralized Loan Obligation - Equity Investments - (continued)
Structured Finance - Equity Investments (continued)
Jamestown CLO IV, Ltd.
CLO subordinated notes(5)(7), (Estimated yield 0.00%, maturity July 15, 2026)	11/16/2017, 11/16/2017, 11/16/2017	$9,500,000	$2,446,315	$950

Jamestown CLO VII, Ltd.
CLO subordinated notes(5)(7)(11), (Estimated yield 0.00%, maturity July 25, 2027)	05/18/2018, 05/03/2019	13,912,500	4,132,461	556,500

Longfellow Place CLO, Ltd.
CLO subordinated notes(5)(7), (Estimated yield 0.00%, maturity April 15, 2029)	01/11/2018, 08/21/2018, 03/26/2019	19,640,000	7,192,061	392,800

Madison Park Funding XIII, Ltd.
CLO subordinated notes(5)(7)(11), (Estimated yield 27.74%, maturity April 19, 2030)	09/17/2019	20,000,000	10,365,041	8,200,000

Madison Park Funding XV, Ltd.
CLO subordinated notes(5)(7), (Estimated yield 12.65%, maturity January 27, 2026)	03/07/2019	7,000,000	3,836,526	1,243,900

Madison Park Funding XVII, Ltd.
CLO subordinated notes(5)(7)(11), (Estimated yield 22.28%, maturity July 21, 2030)	01/07/2020	5,000,000	2,316,818	1,850,000

Madison Park Funding XXII, Ltd.
CLO subordinated notes(5)(7)(11), (Estimated yield 18.91%, maturity January 15, 2033)	06/25/2019	15,000,000	10,824,410	9,000,000

Madison Park Funding XXIV, Ltd.
CLO subordinated notes(5)(7), (Estimated yield 7.47%, maturity October 20, 2029)	03/28/2019	3,568,750	2,494,395	1,463,188

Madison Park Funding XXV, Ltd.
CLO subordinated notes(5)(7)(11), (Estimated yield 6.01%, maturity April 25, 2029)	05/17/2018	1,300,000	1,071,410	614,250

Madison Park Funding XXIX, Ltd.
CLO subordinated notes(5)(7)(11), (Estimated yield 16.14%, maturity October 18, 2047)	09/28/2018	17,000,000	14,247,427	10,710,000

Madison Park Funding XXX, Ltd.
CLO subordinated notes(5)(7)(11), (Estimated yield 20.36%, maturity April 15, 2047)	02/23/2018	17,550,000	15,015,586	9,417,963

Madison Park Funding XXXII, Ltd.
CLO subordinated notes(5)(7)(11), (Estimated yield 19.19%, maturity January 22, 2048)	10/08/2019	12,250,000	8,602,631	7,472,500

Madison Park Fund XLI, Ltd. (fka: Atrium XII CLO)
CLO subordinated notes(5)(7), (Estimated yield 16.67%, maturity April 22, 2027)	10/08/2015	34,762,500	20,108,940	12,514,500

Marble Point CLO XI Ltd.
CLO income notes(5)(7), (Estimated yield 11.02%, maturity December 18, 2047)	05/07/2019, 05/07/2019, 07/26/2019, 01/29/2020	8,500,000	5,595,003	2,975,000

Midocean Credit CLO III
CLO income notes(5)(7), (Estimated yield 2.46%, maturity April 21, 2031)	04/24/2019	16,650,000	7,258,297	832,500

Midocean Credit CLO VI
CLO income notes(5)(7), (Estimated yield 11.05%, maturity January 20, 2029)	11/08/2016, 06/07/2017, 06/26/2019	29,700,000	24,745,974	10,395,000

Mountain Hawk II CLO, Ltd.
CLO secured notes (5)(7), (Estimated yield 0.00%, maturity July 20, 2024)	11/15/2013, 03/07/2017	25,670,000	3,307,974	2,567

Mountain View CLO 2014-1 Ltd.
CLO subordinated notes(5)(7), (Estimated yield 0.00%, maturity October 15, 2026)	08/08/2018, 08/08/2018	15,000,000	2,506,803	1,500

Nassau 2017-II Ltd.
CLO subordinated notes(5)(7), (Estimated yield 2.70%, maturity January 15, 2030)	09/17/2019	24,400,000	15,479,111	6,100,000

NorthWoods Capital XII-B, Ltd.
CLO subordinated notes(5)(7), (Estimated yield 30.12%, maturity June 15, 2031)	02/06/2020	10,000,000	6,307,712	4,000,000

NorthWoods Capital XIV-B, Ltd.
CLO subordinated notes(5)(7), (Estimated yield 32.84%, maturity November 13, 2031)	12/18/2019	4,250,000	2,673,660	1,572,500

Ocean Trails CLO VI
CLO subordinated notes(5)(7), (Estimated yield 0.00%, maturity July 15, 2028)	10/30/2018	4,000,000	3,452,571	840,000

Octagon Investment Partners XXII, Ltd.
CLO subordinated notes(5)(7), (Estimated yield 20.09%, maturity January 22, 2030)	06/07/2018, 12/16/2019, 01/15/2020, 06/19/2020	11,568,750	5,933,211	4,164,750

(Continued on next page)

OXFORD LANE CAPITAL CORP.

SCHEDULE OF INVESTMENTS

JUNE 30, 2020

(Unaudited)

COMPANY/INVESTMENT(1)(13)(14)	ACQUISITION DATE	PRINCIPAL AMOUNT	COST	FAIR VALUE(2)	% of Net Assets
Collateralized Loan Obligation - Equity Investments - (continued)
Structured Finance - Equity Investments (continued)
Octagon Investment Partners 33, Ltd.
CLO subordinated notes(5)(7), (Estimated yield 9.49%, maturity January 20, 2031)	10/16/2017	$10,000,000	$8,452,462	$5,000,000

Octagon Investment Partners 38, Ltd.
CLO subordinated notes(5)(7)(11), (Estimated yield 12.37%, maturity July 20, 2030)	07/12/2018	5,000,000	4,071,413	2,400,000

Octagon Investment Partners 40, Ltd.
CLO subordinated notes(4)(5)(7), (Estimated yield 15.97%, maturity April 20, 2031)	02/14/2019	47,250,000	40,524,832	29,767,500

Octagon Loan Funding, Ltd.
CLO subordinated notes(5)(7), (Estimated yield 15.14%, maturity November 18, 2031)	02/28/2019	1,774,526	995,433	656,575

OFSI Fund VII, Ltd.
CLO subordinated notes(5)(7), (Estimated yield 0.00%, maturity October 18, 2026)	08/05/2014	28,840,000	14,753,026	2,018,800

OFSI BSL VIII, Ltd.
CLO preferred shares(5)(7), (Estimated yield 21.13%, maturity August 16, 2029)	04/26/2019, 04/26/2019	8,500,000	6,109,306	2,975,000

OFSI BSL IX, Ltd.
CLO preferred shares(5)(7)(11), (Estimated yield 16.07%, maturity July 31, 2118)	06/21/2018	11,480,000	9,838,074	5,699,820

OHA Loan Funding 2012-1, Ltd.
CLO subordinated notes(5)(7)(10), (Estimated yield 0.00%, maturity January 23, 2025)	04/03/2019	7,400,000	24,417	495,800

OZLM Funding III, Ltd.
CLO subordinated notes(5)(7), (Estimated yield 8.60%, maturity January 22, 2029)	08/24/2018	12,000,000	7,216,451	2,160,000

OZLM VII, Ltd.
CLO subordinated notes(5)(7), (Estimated yield 54.76%, maturity July 17, 2029)	01/29/2020, 01/29/2020	21,891,673	4,491,429	875,667

OZLM VIII, Ltd.
CLO subordinated notes(5)(7)(11), (Estimated yield 0.00%, maturity October 17, 2029)	01/18/2019	10,000,000	3,470,367	1,000,000

OZLM XIII, Ltd.
CLO subordinated notes(5)(7), (Estimated yield 0.00%, maturity July 30, 2027)	03/19/2018, 10/10/2018, 04/09/2019	23,000,000	11,042,059	1,380,000

OZLM XIV, Ltd.
CLO subordinated notes(5)(7), (Estimated yield 22.50%, maturity January 15, 2029)	12/07/2015, 11/30/2016, 12/11/2019, 02/12/2020	36,920,000	21,084,814	9,026,533

OZLM XVIII, Ltd.
CLO subordinated notes(5)(7)(11), (Estimated yield 53.09%, maturity April 15, 2031)	06/10/2020	3,500,000	1,301,620	1,415,436

Parallel 2018-1 Ltd.
CLO subordinated notes(5)(7), (Estimated yield 48.95%, maturity April 20, 2031)	06/25/2020	1,500,000	543,892	525,000

Park Avenue Institutional Advisers CLO Ltd 2018-1
CLO subordinated notes(5)(7), (Estimated yield 22.03%, maturity October 20, 2031)	10/11/2019	6,000,000	4,581,844	3,180,000

Seneca Park CLO, Ltd.
CLO subordinated notes(5)(7)(11), (Estimated yield 18.00%, maturity July 17, 2026)	04/23/2019	6,000,000	793,610	90,000

Shackleton 2013-IV-R CLO, Ltd.
CLO subordinated notes(5)(7), (Estimated yield 24.83%, maturity April 13, 2031)	08/14/2018, 08/28/2018, 06/30/2020	24,500,000	12,051,847	5,767,342

Shackleton 2014-V-R CLO, Ltd.
CLO subordinated notes(5)(7)(11), (Estimated yield 15.35%, maturity May 07, 2031)	09/17/2019, 01/17/2020	19,500,000	11,256,495	8,385,000

Shackleton 2015-VII CLO, Ltd.
CLO subordinated notes(5)(7), (Estimated yield 0.00%, maturity July 15, 2031)	03/21/2017, 12/12/2016, 02/06/2019	12,500,000	8,892,419	3,295,667

Shackleton 2017-X CLO, Ltd.
CLO subordinated notes(5)(7), (Estimated yield 0.45%, maturity April 20, 2029)	02/23/2017, 09/17/2019	25,538,000	15,185,408	7,916,780

Sound Point CLO II, Ltd.
CLO subordinated notes(5)(7), (Estimated yield 36.04%, maturity January 26, 2031)	06/16/2020	2,750,000	820,862	852,500

Sound Point CLO VI-R, Ltd.
CLO subordinated notes(5)(7), (Estimated yield 7.66%, maturity October 20, 2031)	05/01/2018, 05/01/2018, 06/05/2019, 02/13/2020	24,656,983	9,659,971	3,698,547

Sound Point CLO XXII, Ltd.
CLO subordinated notes(5)(7), (Estimated yield 15.37%, maturity January 20, 2032)	09/19/2019	4,880,000	3,314,584	2,147,200

Symphony CLO XVIII, Ltd.
CLO subordinated notes(5)(7), (Estimated yield 20.97%, maturity January 23, 2028)	01/23/2020	14,750,000	8,402,710	4,720,000

Telos CLO 2013-3, Ltd.
CLO subordinated notes(5)(7)(11), (Estimated yield 0.00%, maturity July 17, 2026)	01/25/2013, 07/12/2017, 03/03/2015	14,332,210	6,296,614	1,433

Telos CLO 2013-4, Ltd.
CLO subordinated notes(5)(7)(11), (Estimated yield 4.13%, maturity January 17, 2030)	07/11/2013, 05/06/2016, 06/10/2020	14,350,000	7,347,427	1,148,000

Telos CLO 2014-6, Ltd.
CLO subordinated notes(5)(7), (Estimated yield 0.00%, maturity January 17, 2027)	11/08/2017, 02/20/2019, 02/20/2019	21,400,000	9,166,640	2,140

(Continued on next page)

OXFORD LANE CAPITAL CORP.

SCHEDULE OF INVESTMENTS

JUNE 30, 2020

(Unaudited)

COMPANY/INVESTMENT(1)(13)(14)	ACQUISITION DATE	PRINCIPAL AMOUNT	COST	FAIR VALUE(2)	% of Net Assets
Collateralized Loan Obligation - Equity Investments - (continued)
Structured Finance - Equity Investments (continued)
Thacher Park CLO, Ltd.
CLO subordinated notes(5)(7)(11), (Estimated yield 18.45%, maturity October 20, 2026)	04/23/2019	$4,500,000	$1,220,732	$450,000

THL Credit Wind River 2015-1 CLO Ltd.
CLO subordinated notes(5)(7)(11), (Estimated yield 17.16%, maturity October 20, 2030)	06/12/2019	1,300,000	798,743	559,000

THL Credit Wind River 2017-1 CLO Ltd.
CLO subordinated notes(5)(7), (Estimated yield 0.00%, maturity April 18, 2029)	02/02/2017	12,000,000	9,265,940	4,080,000

THL Credit Wind River 2017-4 CLO Ltd.
CLO subordinated notes(5)(7), (Estimated yield 15.07%, maturity November 20, 2030)	10/30/2018, 10/31/2018, 12/19/2019	7,000,000	6,067,972	4,620,000

Tralee CLO II, Ltd.
CLO subordinated notes(5)(7), (Estimated yield 0.00%, maturity July 20, 2029)	06/06/2018	6,300,000	2,151,851	63,000

Tralee CLO IV, Ltd.
CLO subordinated notes(5)(7), (Estimated yield 0.00%, maturity January 20, 2030)	12/21/2017	13,270,000	10,640,413	2,654,000

Trinitas CLO VII, Ltd.
CLO subordinated notes(5)(7), (Estimated yield 19.36%, maturity January 25, 2031)	09/18/2019	2,000,000	1,160,284	760,000

Trinitas CLO VIII, Ltd.
CLO subordinated notes(5)(7)(11), (Estimated yield 23.85%, maturity July 20, 2117)	03/12/2019, 03/03/2020, 03/03/2020	8,050,000	5,550,709	4,105,500

Venture XIV CLO, Limited
CLO subordinated notes(5)(7)(11), (Estimated yield 7.30%, maturity August 28, 2029)	09/12/2017, 12/14/2017, 05/31/2017, 05/31/2017, 05/10/2019	9,250,000	4,696,420	740,000

Venture XV CLO, Limited
CLO subordinated notes(5)(7)(11), (Estimated yield 0.00%, maturity July 15, 2032)	01/31/2018, 07/03/2019	9,450,126	5,673,813	567,008

Venture XVII CLO, Limited
CLO subordinated notes(5)(7)(11), (Estimated yield 0.00%, maturity April 15, 2027)	01/09/2017, 04/29/2014, 09/23/2015	17,000,000	10,228,955	1,190,000

Venture XX CLO, Limited
CLO subordinated notes(5)(7)(11), (Estimated yield 0.00%, maturity April 15, 2027)	07/27/2018	6,000,000	2,437,326	420,000

Venture XXI CLO, Limited
CLO subordinated notes(5)(7), (Estimated yield 2.70%, maturity July 15, 2027)	08/16/2017, 10/23/2017, 05/19/2017, 03/28/2019, 06/24/2019	30,000,000	16,329,149	3,000,000

Venture 32 CLO, Limited
CLO subordinated notes(5)(7), (Estimated yield 9.00%, maturity July 18, 2031)	02/20/2019	3,500,000	3,026,976	1,400,000

Venture 37 CLO, Limited
CLO subordinated notes(5)(7), (Estimated yield 15.81%, maturity July 15, 2032)	05/28/2019	9,000,000	7,535,321	4,140,000

Vibrant CLO III, Ltd.
CLO subordinated notes(5)(7), (Estimated yield 10.73%, maturity October 20, 2031)	02/05/2019	5,000,000	3,543,224	1,200,000

Wellfleet 2016-2 CLO, Ltd.
CLO subordinated notes(5)(7), (Estimated yield 0.00%, maturity October 20, 2028)	09/28/2016	10,000,000	7,786,794	1,700,000

West CLO 2014-1, Ltd.
CLO subordinated notes(5)(7)(11), (Estimated yield 8.26%, maturity July 18, 2026)	11/16/2018, 06/17/2019	20,250,000	8,681,981	1,215,000

Zais CLO 8, Limited
CLO subordinated notes(5)(7)(11), (Estimated yield 0.00%, maturity April 15, 2029)	02/23/2018	3,000,000	2,117,862	480,000

Zais CLO 9, Limited
CLO subordinated notes(5)(7), (Estimated yield 0.00%, maturity July 20, 2031)	06/19/2018, 10/25/2018, 01/10/2019	10,700,000	8,788,288	1,926,000

Other CLO equity related investments
CLO other(8)	08/05/2014, 02/02/2017, 04/04/2017, 03/16/2018, 05/11/2018, 06/21/2018, 11/08/2019, 02/21/2020		300,106	1,848,186
Total Structured Finance - Equity Investments			$835,840,723	$420,986,056	156.16%
Total Collateralized Loan Obligation - Equity Investments			$835,840,723	$420,986,056	156.16%

Total Investments			$892,415,299	$463,794,579	172.04%

Cash Equivalents
First American Government Obligations Fund(12)			$17,461,336	$17,461,336

Total Cash Equivalents			$17,461,336	$17,461,336	6.48%

Total Investments and Cash Equivalents			$909,876,635	$481,255,915	178.52%

(Continued on next page)

OXFORD LANE CAPITAL CORP.

SCHEDULE OF INVESTMENTS

JUNE 30, 2020

(Unaudited)

(1)	We do not "control" and are not an "affiliate" of any of our portfolio companies, as each term is defined in the Investment Company Act of 1940, as amended (the "1940 Act"). In general, under the 1940 Act, we would be presumed to "control" a portfolio company if we owned more than 25% of its voting securities and would be an "affiliate" of a portfolio company if we owned 5% or more of its voting securities.
(2)	Fair value is determined in good faith by the Board of Directors of Oxford Lane Capital Corp. ("OXLC", or the "Fund").
(3)	Cost value reflects accretion of original issue discount or market discount.
(4)	Investment represents greater than 5% of net assets.
(5)	Cost value reflects accretion of effective yield less any cash distributions received or entitled to be received from CLO equity investments.
(6)	The CLO secured notes generally bear interest at a rate determined by reference to three-month LIBOR which resets quarterly. For each CLO debt investment, the rate provided is as of June 30, 2020.
(7)	The CLO subordinated notes, preferred shares and income notes are considered equity investments in the CLO funds. Equity investments are entitled to recurring distributions which are generally equal to the remaining cash flow of the payments made by the underlying fund's securities less contractual payments to debt holders and fund expenses. The estimated yield indicated is based upon a current projection of the amount and timing of these recurring distributions and the estimated amount of repayment of principal upon termination. Such projections are periodically reviewed and adjusted, and the estimated yield may not ultimately be realized.
(8)	Fair value represents discounted cash flows associated with fees earned from CLO equity investments.
(9)	Investment has not made its inaugural distribution for relevant period end. Please refer to "Note 2. Summary of Significant Accounting Policies - Investment Income" in OXLC's most recently filed Form N-CSR for the year ended March 31, 2020.
(10)	The CLO equity investment was optionally redeemed. Please refer to "Note 2. Summary of Significant Accounting Policies - Securities Transactions" in OXLC's most recently filed Form N-CSR for the year ended March 31, 2020.
(11)	The CLO equity is co-invested with the Fund’s affiliates. Please refer to “Note 4. Related Party Transactions” in OXLC's most recently filed Form N-CSR for the year ended March 31, 2020.
(12)	Represents cash equivalents held in a money market account as of June 30, 2020.
(13)	The fair value of the investment was determined using significant unobservable inputs. Please refer to "Note 3. Fair Value" in OXLC's most recently filed Form N-CSR for the year ended March 31, 2020.
(14)	The Fund generally acquires its investments in private transactions exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”). Unless otherwise noted, all of the Fund's investments are deemed to be “restricted securities” under the Securities Act.